EXHIBIT 99.1

SHARPLINK GAMING TO ACQUIRE SPORTSHUB GAMES NETWORK

TO ACCELERATE AUDIENCE GROWTH, FANTASY SPORTS CONVERSION

Transaction Greatly Enhances SharpLink Gaming’s Position as a Full-Spectrum Provider of Sports Betting Conversion Products and Services

MINNEAPOLIS – (GLOBE NEWSWIRE) – September 8, 2022 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of targeted, data-driven user engagement and conversion solutions for the U.S. sports betting and iGaming industries, today announced that it has entered into an Agreement and Plan of Merger pursuant to which it will acquire 100% of SportsHub Games Network, Inc. (“SportsHub”), an industry leading fantasy and sports game provider, in an all-stock transaction. Closing of the acquisition is subject to the satisfaction of certain closing conditions, including shareholder approval by SharpLink’s shareholders.

Founded in 2015 by a team of veteran fantasy sports industry insiders, SportsHub operates a variety of real-money fantasy sports and sports simulation games on its fully-licensed platform. The platform reaches more than 2 million fantasy sports fans who spend almost $40 million annually on its portfolio of games and contests, helping the Company generate nearly $6 million in annual revenues in 2021.

“This acquisition gives SharpLink access to a large and loyal base of fantasy sports fans who we know are also sports bettors, or would likely become sports bettors when legalized in states where they reside,” said Rob Phythian, Co-Founder and CEO of SharpLink. ”With a thriving ecosystem of cash players, many of whom have money in their user accounts, we have a tremendous opportunity to seamlessly integrate compelling sportsbook offers within all aspects of the user experience.”

Continuing, Phythian noted, “While many of SportsHub’s fantasy players currently reside in states where sports betting has yet to be legalized; these players are primed to convert to bettors if these states become legal. In addition, the SportsHub platform is expected to serve as an invaluable proving ground for expanding our C4 technological capabilities to provide users with highly localized, single-point access to products and services beyond embedded personalized sports betting content, including direct access to fan merchandise, ticketing outlets, local business discounts and giveaways and other fan-centric goods and services available within each user’s personal fandom ecosystem.”

SportsHub’s platform currently includes:

●	National Fantasy Championships, the premier operator of high stakes fantasy football, baseball and basketball contests with grand prize payouts as high as $250,000 and featuring the industry’s premier live draft experience in Las Vegas and New York;
●	Bestball10s, the hugely popular season-long best ball league format;
●	Fanball, one of the top daily fantasy sports destinations where users compete against similarly skilled players in draft, auction and salary cap style daily fantasy sports contests;
●	Fantasy National Golf Club, a provider of world class data analysis and research tools for fantasy golf players and sports bettors;
●	WhatIfSports, one of the leading sports simulation sites featuring online simulation games and predictions for MLB, NFL, NHL, NBA, NCAA sports and more; and
●	LeagueSafe, an online platform for private fantasy leagues to collect entry fees, provide transparency into league transactions, secure funds throughout the season, encourage timely payment of entry fees, and facilitate end-of-season payouts. LeagueSafe is the trusted source for collecting and protecting private fantasy league dues since 2008 and attracts over 150,000 paying users each year.

The proposed acquisition of SportsHub is key to SharpLink’s plan to accelerate and amplify its audience growth initiatives. By leveraging the SportsHub platform, the acquisition would enable SharpLink to have a proven “plug and play” solution to easily onboard potential future acquisitions in an efficient and scalable way.

“This accretive acquisition of SportsHub would serve to solidify the foundation on which SharpLink will continue to build demonstrable value of its game-changing C4 engine’s conversion capabilities for all sports media operators, leagues, teams and sportsbooks,” stated Phythian. “With a goal of significantly increasing the size and scope of the audience of sports fans we serve through our owned and operated network of gaming sites, coupled with the millions of fans we’re reaching through our customers’ online sports properties – including NASCAR, PGA Tour, NBA, Turner Sports and other major sports media sites – SharpLink expects to earn distinction as the industry’s preferred and proven source for high-performing conversion technology that delivers its customers with meaningful new revenue channels and greatly enhanced user experience and engagement.”

John Lettmann, Chairman of the Board of SportsHub, added, “We are excited about the combination of SportsHub and SharpLink. It represents a merger that we believe will create a significant opportunity for our companies as the U.S. sports betting industry evolves and matures. SharpLink’s leadership and expertise will help accelerate growth within our core fantasy sports and gaming products and allow us to become an industry leader in how sports media and gaming operators interface with sportsbooks to deliver value for all stakeholders.”

SportsHub is currently SharpLink’s largest shareholder, holding approximately 8.9 million shares of SharpLink’s Ordinary Shares. Pursuant to the terms and conditions of the merger agreement, SBET will be required to distribute such shares to its stockholders effective as of immediately prior to the closing of the merger. Upon the closing of the merger, the stockholders of SportsHub will receive an aggregate of 3.67 million ordinary shares of SharpLink in exchange for all outstanding capital stock of SportsHub. All of the approximately 12.6 million SharpLink Ordinary Shares to be distributed or issued to the stockholders of SportsHub pursuant to the share distribution and the merger, as applicable, will be subject to a six-month lock-up period; thereafter, a percentage of the holder’s shares may be eligible for resale each month until no restriction exists. For more detailed information relating to the definitive merger agreement, please refer to the Form 6-K filed with the U.S. Securities and Exchange Commission and found at www.sec.gov.

Important Information About the Merger for Investors and Shareholders

As noted, the merger is subject to the approval of SharpLink’s shareholders at a meeting of shareholders that is expected to be held in the fourth quarter of 2022, along with the satisfaction or waiver of other customary conditions. A proxy statement and a proxy card with respect to the approval of the merger and other required matters will be mailed to SharpLink’s shareholders seeking the required shareholder approvals in connection with the proposed merger and associated transaction.

Before making any voting or investment decision, investors and shareholders are urged to read the proxy statement (including any amendments or supplements thereto) and any other relevant documents that SharpLink may submit to the SEC when they become available because they will contain important information about the proposed transactions.

Investors and shareholders may obtain free copies of the proxy statement and all other documents submitted or that will be submitted to the SEC regarding the proposed transaction at the website maintained by the SEC (www.sec.gov). Once filed, the proxy statement will also be available free of charge on SharpLink’s website at www.sharplink.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For more information on SportsHub’s products and services, please visit www.sportshub.com.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming and iGaming sectors. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the anticipated closing of the SportsHub transaction, including the parties’ ability to consummate the transaction, the anticipated benefits of the SportsHub acquisition, if consummated, the expected growth in the online betting industry, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SHARPLINK INVESTOR RELATIONS:	SHARPLINK MEDIA RELATIONS:
SharpLink Gaming Ltd.	Hot Paper Lantern
Dodi Handy, Director of Communications	Michael Adorno, Vice President, Communications
Phone: 407-960-4636	Phone: 212-931-6143
Email: ir@sharplink.com	Email: madorno@hotpaperlantern.com